07028569

11/15

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intergroup Financial Services Corp.

*CURRENT ADDRESS Av. Carlos Villarán, Santa Catalina
La Victoria
Lima 13, Peru

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

FILE NO. 82- 35142 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mvc

DAT : 12/10/07

Press Release

Intergroup Financial Services Corp. ("Intergroup") announced today that it has priced the initial public offering of its shares of common stock. The common shares are listed on the Lima Stock Exchange (*Bolsa de Valores de Lima*).

The offering price was US$14.00 per common share. The shares will trade on the Lima Stock Exchange under the ticker symbol "IFS", in US dollars.

A total of 19,230,769 common shares of Intergroup were offered in a global offering (consisting of an offering in Peru through a public auction and an international offering pursuant to a private placement). The total number of shares placed in the Peruvian offering is 961,538, while the remaining 18,269,231 shares were allocated to the international offering, which is expected to close on June 26, 2007.

The total size of the global offering is US$269.2 million, excluding an over-allotment option granted by certain shareholders of Intergroup to the underwriters of the international offering to purchase 2,884,615 million additional common shares (15 percent of the amount being offered in the global offering), to cover over-allotments, if any.

The common shares offered, excluding the over-allotment option, represent approximately 21 percent of Intergroup's total common stock.

Of the shares offered, 7,692,308 common shares are shares newly issued by Intergroup. Proceeds will be used to fund the expansion of Interbank, Intergroup's banking subsidiary, for general corporate purposes and for potential strategic acquisitions in the Peruvian financial services industry.

The remaining common were being offered by certain Intergroup shareholders, including its controlling shareholder IFH Peru Ltd. and certain of its subsidiaries, and other minority shareholders.

Citigroup Global Markets Inc. acted as Global Coordinator for the global offering.

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC were the Joint Bookrunners for the international offering. Citibank del Perú S.A. was the arranger for the local offering. Citicorp Perú S.A., S.A.B. and Centura SAB S.A. were the placement agents for the local offering.

About Intergroup

Intergroup is a holding company that provides a wide range of financial services in Peru through its subsidiaries, Interbank and Interseguro. Interbank is a full service bank providing general banking products and services primarily to retail, and also to commercial, customers. As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru, which include all retail loans other than mortgages, with a market share of 19.9 percent. Within the consumer loan segment, Interbank was also the second largest provider of credit card financing among banks in Peru, with a 21.9 percent market share as of March 31, 2007. Interbank serves its customers through 114 financial stores and 724 ATMs throughout Peru, and had over one million retail and commercial customers as of March 31, 2007. Interseguro is a leading insurance company, providing annuities, individual life insurance, disability insurance and survivor benefits and mandatory traffic accident insurance. As of March 31, 2007, Interseguro was the leading provider of annuities in Peru, with a 26.2 percent market share of all annuity premiums sold during the 12 months ended March 31, 2007. The annuity sector was the largest segment of the Peruvian life insurance industry as of March 31, 2007 and the fastest growing segment of the industry over the five years ended December 31, 2006.

Intergroup owns 96.8 percent of the outstanding capital of Interbank and 100 percent of the outstanding capital of Interseguro.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration. No public offering of securities has been or will be made in the United States and, accordingly the securities will not be registered under the U.S. Securities Act of 1933. This announcement is being issued pursuant to Rule 135e of the U.S. Securities Act of 1933.

This announcement is for informative purposes only and does not constitute an offer or an invitation to make an offer for the sale or purchase of any securities issued by Intergroup.

[Logo] Intergroup
financial services

Public Offering of up to 7,692,308 Ordinary Shares of the capital of Intergroup Financial Services Corp., securities subject to the Laws of the Republic of Panama.

Via Issuer's Board Resolution No. 005-2007-EF/94.06.3, entry into the Public Registry of the CONASEV Stock Exchange of ordinary shares of capital of Intergroup Financial Services Corp., as well as registration of the Prospectus for the primary public offering and sale of ordinary shares of Intergroup Financial Services Corp. were approved. Likewise, via the aforementioned resolution, Conasev ruled in favor of listing the ordinary shares of Intergroup Financial Services Corp. in the Registry of Securities of the Lima Stock Exchange.

Intergroup Financial Services Corp. is a corporation established by, existing under and subject to the laws of the Republic of Panama. Its principal purpose is to participate in the capital of all types of companies as well as to carry out all types of investments, being able for this purpose to buy, sell, lease, mortgage, pledge, trade or in any other way acquire, encumber or transfer any type of transferable or fixed assets, real or personal rights, securities; to obtain and provide loans of money with or without guarantee, to enter into, draw up, fulfill and carry out agreements of any type, to finance, secure or in any way to guarantee the entering into and performance of all types of obligations, among other things.

TERMS AND CONDITIONS OF THE PUBLIC OFFERING OF ORDINARY SHARES:

Issuer:	Intergroup Financial Services Corp. As its permanent representative in Peru, the Issuer has appointed Interseguro Compania de Seguros de Vida S.A. ("Interseguro"), corporation established by, existing under and subject to the laws of the Republic of Peru with domicile at Av. Felipe Pardo y Aliaga 640, 2nd Floor, San Isidro, with telephone number 611-4730 and with fax number 611-4720.
Selling Shareholders:	These are collectively IFH Peru Ltd., Wimsie Investments Inc., Inversionista Golden Hill S.A. and International Finance Corporation.
Instruments:	Ordinary Shares with a voting right and no nominal value that represent the capital of the Issuer (the "Ordinary Shares"). The Ordinary Shares subject of the Peruvian Offer are available solely as New Shares.
New Shares:	Ordinary Shares of the equity capital of the Issuer, authorized and to be issued as part of the primary offer.

Pre-existing Shares:	Ordinary Shares of the equity capital of the Issuer, authorized, issued and paid-in, owned by the Selling Shareholders.
Equity Capital of the Issuer:	The Issuer holds 84,487,205 (eighty-four million four-hundred eighty-seven thousand two hundred and five) Ordinary Shares that have been issued with a value of US$ 9.72 each one and that are duly subscribed to and paid-in.
Peruvian Offer:	This is the primary public offer of Ordinary Shares that shall be offered in the domestic market.
Amount of the Peruvian Offer:	Up to 7,692,308 New Shares.
International Offer:	Simultaneously with the Peruvian Offer, the Issuer shall make a primary offer of up to 7,692,308 New Shares in the international market and the Selling Shareholders shall make a secondary offer of up to 11,538,461 Pre-existing Shares in the international market. Both the primary and secondary offers in the international market shall be made pursuant to Rule 144A and Regulation S of the Securities Act of 1933 of the United States. The amount of the International Offer may be increased if the Placing Agents for the International Offer decide to exercise the Option of the Placing Agents for the International Offer, taking into account the limits set out in the Prospectus.
Option of the Placing Agents for the International Offer:	IFH Peru Ltd. and International Finance Corporation have granted the Placing Agents for the International Offer an option to place additional Pre-existing Shares for price stabilization activities. This option is solely applicable to the shares in the International Offer and may be exercised only once during the thirty (30) calendar days following the Placement Date. The option permits the Placing Agents for the International Offer to place up to 2,884,615 additional Pre-existing Shares, which represent fifteen per cent (15%) of the Ordinary Shares offered and awarded to the Global Offer.
Global Offer:	This includes both the Peruvian Offer and the International Offer. The maximum combined amount of the Peruvian offer and the International Offer shall be up to 19,230,769 Ordinary Shares. This amount may be increased if the Option of the Placing Agents of the International Offer is exercised, taking into account the limits set out in the Prospectus. The amount of the Peruvian Offer and the number of Ordinary Shares

awarded in the Peruvian Offer shall depend on the number of Ordinary Shares awarded in the International Offer. The award price of the Ordinary Shares for the Peruvian Offer shall be the same as for the International Offer.

Application of the Resources raised:	The funds the Issuer obtains from the Global Offer and the resulting capital increase shall be assigned by the Issuer to finance the expansion of its subsidiary Banco Internacional del Peru S.A.A. ("Interbank"), including the capital expenses connected with growth of the distribution network. Additionally, the resources that the Issuer receives due to the Global Offer shall be utilized to finance general short- and long-term business needs of the Issuer, as well as for possible strategic acquisitions in the financial services sector in Peru. The Issuer shall not receive resources from the portion of the Global Offer corresponding to the Selling Shareholders. The foregoing notwithstanding, IFH Peru Ltd. shall utilize a portion of the net resources of the Global Offer to capitalize IFH Retail Corp., a subsidiary company of IFH Peru Ltd. These funds, in turn, shall be utilized by IFH Retail Corp. to discharge payable accounts that it holds with Interbank and Interseguro due to the purchase of the participation in Supermercados Peruanos S.A. of these two companies. These resources shall be transferred to Interbank and Interseguro on the settlement date of the Global Offer, simultaneously at the time of settlement.
Nominal Value:	As set forth in the Issuer's charter, shares of its equity capital have been issued without nominal value, which is permitted by the laws of the Republic of Panama.
Currency and Price of the Placement of the Ordinary Shares:	The placement price of the Ordinary Shares shall be expressed in dollars of the United States of America. The placement price shall be determined by the Placement Procedure.
Placement Procedure:	The Placement Procedure is set forth in the Prospectus, which is available to the public in the Public Registry of the CONASEV Stock Exchange and in the offices of the Placing Agents. The Placement Procedure is an integral part of this notice of offering.
Date of Placement:	Wednesday, June 20, 2007.
Period of Receipt of the Purchase Orders:	Wednesday, June 20, 2007, from 9:00 AM to 3:00 PM.
Place of Delivery of the Purchase Orders:	Centura Sociedad Agente de Bolsa S.A. via fax or hard-copy letter. Address: Av. Carlos Villaran 140, 5th Floor, Tower B, La Victoria.

Telephone: 471-5246 / 472-8900 / 472-1334 / 472-8940. Fax: 219-2311. The proposals must be delivered firm and be confirmed by telephone. If not, the Placing Agents shall void them.

Award of bids, Date and Terms of Payment:	The clients whose bids have been accepted shall receive confirmation of their purchase starting at 8:30 AM on Thursday, June 21, 2007, with payment in dollars of the United States of America being required no later than Tuesday, June 26, 2007 at 11:30 AM. The form of payment shall be the following: debit to account or transfer via BCR to the savings account in foreign currency No. 057-000043636-4 (CCI: 003-057-000000436364-74) in the name of Centura S.A.B. S.A. at Interbank. Once the payment has been made, it shall be reported to CAVALI for the pertinent registration in the name of the investor.
Settlement:	Settlement shall be made on Tuesday, June 26, 2007. Settlement shall be made in dollars of the United States of America.
Structuring Entity:	Citibank del Peru S.A.
Placing Agents:	Citicorp Peru S.A., Sociedad Agente de Bolsa and Centura Sociedad Agente de Bolsa S.A.
Placing Agents for the International Offer	These are collectively Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. The principal roles of the Placing Agents for the International Offer are: (a) to provide lead management of the placement of the Ordinary Shares subject of the International Offer, (b) to establish a single price per Ordinary Share with respect to the International Offer and the Peruvian Offer, (c) to establish the final amount to be placed in the International Offer and the Peruvian Offer, respectively and (d) to exercise the option of the Placing Agents of the International Offer if they deem it necessary in order to stabilize the price for the shares in the International Offer.
Coordinator of the Global Offer:	Citigroup Global Markets Inc.

For more detailed information about the Peruvian Offer, the potential investor must consult the Prospectus dated June 5, 2007, the financial statements and charter of the Issuer, copies of which are available to interested parties at the Public Registry of the CONASEV Stock Exchange and may be requested from the Placement Agents, as well as any other information available at the Public Registry of the CONASEV Stock Exchange.

CITI [logo]
Citibank del Peru S.A.
Structuring Entity

CITI [logo]
Citicorp Peru S.A., Sociedad Agente de Bolsa
Placing Agent

[logo]
Centura Sociedad Agente de Bolsa S.A.
Placing Agent

Intergroup
financial services

Intergroup Financial Services Corp.
Reports Second Quarter 2007 Earnings

Lima, Perú, August 13, 2007. Intergroup Financial Services Corp. (Bolsa de Valores de Lima: IFS) announced today its unaudited results for the first half and second quarter of 2007. These results are reported on a consolidated basis in accordance with Peruvian GAAP in nominal Peruvian Nuevos Soles.

Highlights

- Intergroup's 2Q07 net income totaled S/.69mm, a 52% increase over 2Q06, due mainly to higher financial income in both subsidiaries.
- ROE was 27.9%, a decline from 2Q06 and 1Q07, due to higher average equity resulting from Intergroup's initial public offering.
- Earnings growth was strong at both subsidiaries:
  - Interbank's net income grew 20% YoY and QoQ.
  - Interseguro's net income grew 165% YoY, while remaining stable QoQ.
- Interbank's loan portfolio increased 21% YoY and 11% QoQ, with strong performances in both the retail and commercial portfolios.
- NIM at Interbank reached 8.3%, significantly above the banking industry's average of 7.0%.
- Interbank's asset quality and coverage of past due loans continued to improve.
- Interseguro's earnings grew mainly as a result of strong growth in investment income.

Ernesto González Quattrini
Investor Relations Officer

Phone: (511) 219 2092
Email: egonzalez@intercorp.com.pe

Torre Interbank
Carlos Villarán 140
Lima 13, Perú

www.ifs.com.pe

Intergroup
financial services

Table of Contents

Intergroup

INTERGROUP OVERVIEW

Intergroup's net income (attributable to Intergroup's shareholders) totaled S/.69.5 million in 2Q07, an increase of 51.7% compared to 2Q06 and 12.3% compared to 1Q07. Annualized ROE was 27.9% in 2Q07, down from 29.3% in 2Q06 and 31.1% in 1Q07. This decline was the result of higher average equity during 2Q07, due to Intergroup's placement of new shares in its initial public offering in June.

Intergroup's Balance Sheet Summary

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Cash and due from banks	1,461.0	1,362.1	1,834.4	34.7%	25.6%
Investments, net	2,016.7	2,728.3	2,941.0	7.8%	45.8%
Loan portfolio, net	3,940.0	4,272.5	4,763.9	11.5%	20.9%
Fixed assets, net	388.8	394.4	406.5	3.1%	4.5%
Discontinued operations	326.9	360.9	0.0		
Other assets	281.2	325.9	266.7	-18.2%	-5.2%
Total Assets	**8,414.6**	**9,444.1**	**10,212.4**	**8.1%**	**21.4%**
Deposits and obligations	4,835.8	5,987.1	6,337.5	5.9%	31.1%
Due to banks	913.5	569.0	870.7	53.0%	-4.7%
Bonds and obligations	376.8	269.4	265.9	-1.3%	-29.4%
Technical reserves for premiums and claims	1,154.9	1,268.7	1,304.2	2.8%	12.9%
Discontinued operations	233.3	266.1	0.0		
Other liabilities	210.6	208.9	239.3	14.5%	13.6%
Total Liabilities	**7,724.8**	**8,569.3**	**9,017.6**	**5.2%**	**16.7%**
Intergroup shareholders' equity	642.5	821.4	1,172.8	42.8%	82.5%
Minority interest	47.2	53.4	22.0	-58.8%	-53.4%
Total shareholders' equity	**689.8**	**874.8**	**1,194.8**	**36.6%**	**73.2%**

Year-on-year performance

YoY growth in net income (attributable to Intergroup's shareholders) was 51.7%, partly due to a 32.1% increase in total net income, and partly as a result of Intergroup's acquisition of minority shareholders' stakes in Interbank and Interseguro, which led to a reduction in minority interest.

Net income growth was driven mainly by a 32.0% increase in financial income, attributable to higher average loan volume at Interbank, as well as higher investment yields and volume at Interseguro. Additional detail regarding both subsidiaries' financial income is presented in the following sections, which discuss Interbank's and Interseguro's earnings.

Intergroup Profit and Loss Statement Summary

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Financial income	220.7	278.2	291.2	4.7%	32.0%
Financial expenses	-49.7	-62.2	-71.7	15.4%	44.3%
Gross financial margin	**171.0**	**216.1**	**219.5**	**1.6%**	**28.4%**
Provisions	-28.3	-39.8	-36.4	-8.7%	28.6%
Net financial margin	**142.7**	**176.3**	**183.1**	**3.9%**	**28.3%**
Fee income from financial services, net	49.5	58.1	60.3	3.8%	21.8%
Result from insurance underwriting, net	-10.0	-14.8	-22.8	54.3%	128.1%
Administrative expenses	-103.4	-118.7	-120.9	1.8%	17.0%
Net operating margin	**78.8**	**100.8**	**99.7**	**-1.1%**	**26.5%**
Depreciation and amortization	-12.8	-13.9	-13.6	-2.0%	6.4%
Other income (expenses)	2.6	2.4	5.3	122.7%	102.4%
Income before tax and profit sharing	**68.7**	**89.4**	**91.4**	**2.3%**	**33.1%**
Income tax and profit sharing	-20.4	-20.7	-26.0	25.6%	27.6%
Income from continuing operations	48.3	68.7	65.5	-4.7%	35.4%
Income from discontinuing operations	1.0	0.3	-0.3	-200.0%	-128.0%
Net income	**49.3**	**68.9**	**65.2**	**-5.5%**	**32.1%**
Attributable to IFS shareholders	**45.8**	**61.9**	**69.5**	**12.3%**	**51.7%**
ROE	**29.3%**	**31.3%**	**27.9%**		

Financial expenses increased 44.3% as a consequence of two factors: an increase of S/.14.4 million (30.4%) in Interbank's financial expenses, and a one-time S/.7.1 million financial charge at Intergroup related to its corporate reorganization. Provisions increased 28.6%, primarily due to higher loan volumes at Interbank. Net financial margin rose 28.3%, driven by financial income growth, and partially offset by higher financial expenses and provisions.

Fee income increased 21.8%, mainly due to a larger number of credit card and deposit accounts at Interbank, in addition to an increased number of transactions in the bank's expanding ATM network. In 2Q07, Interseguro's loss resulting from insurance underwriting totaled S/.22.8 million, an increase of S/. 12.8 million (128.1%) compared to the loss reported in 1Q07. The higher loss was attributable to a 16.0% decline in premiums, not matched by a similar reduction in change in reserves. Administrative expenses rose 17.0%, due to the expansion of Interbank's network, and costs related to the acquisition of new customers.

As a result of the growth in net financial margin, partially offset by higher losses in insurance underwriting and administrative expenses, net operating margin increased 26.5%, driving income before taxes to grow 33.1%, and net income to rise 32.1%.

Quarter-on-quarter performance

Net income (attributable to Intergroup's shareholders) rose 12.3% QoQ due to a decrease in minority interest, resulting from Intergroup's acquisition of shares in Interbank and Interseguro. Total net income fell 5.5%, despite positive contributions by Intergroup's two subsidiaries, due to one-time financial charges related to its corporate reorganization, as well as a one-time positive tax adjustment, which was registered at the consolidated level in 1Q07.

Gross financial margin increased 1.6%, as growth in Interbank's and Interseguro's financial income was partially offset by the one-time S/.7.1 million charge described above. On the other hand, provsion expenses fell 8.7% resulting in a 3.9% increase in net financial margin.

Fee income from financial services increased 3.8%, mainly as a result of growth in Interbank's credit card and contingent loan fees. The insurance underwriting loss increased by S/.8.0 million (54.3%), mainly due to a significant rise in Interseguro's change in reserves. This higher loss, together with a 1.8% increase in administrative expenses, led to a 1.1% decline in net operating margin.

An increase of S/. 2.9mm in other income resulted in a 2.3% increase in income before taxes. The income tax expense rose 25.6%, mainly due to the fact that Intergroup registered a one-time positive tax adjustment of S/.2.6 million in 1Q07, which was not repeated in 2Q07. As a result, net income declined 5.5% QoQ.

CONTRIBUTION OF SUBISIDIARIES

The table below illustrates the positive contributions of both Interbank and Interseguro to Intergroup's earnings growth on a YoY and QoQ basis.

Intergroup Profit and Loss Statement Summary

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Interbank	36.4	37.9	43.3	14.3%	19.0%
Interseguro	9.5	24.9	30.9	24.0%	223.2%
Corporate expenses		-3.5	-7.5		
Consolidation adjustments	-0.1	2.6	2.8	6.5%	
Total	**45.8**	**61.9**	**69.5**	**12.3%**	**51.7%**

The following two sections analyze in detail the performance of both subsidiaries.

Interbank

SUMMARY

Interbank's net income in 2Q07 totaled S/.45.4 million, an increase of 20.2% compared to 2Q06, and 19.7% compared to 1Q07. The annualized return on average equity was 27.7% in 2Q07, and increase from 27.4% 2Q06 and 23.3% in 1Q07.

Profit and Loss Statement Summary

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Financial income	194.0	225.0	233.6	3.8%	20.4%
Financial expenses	-47.1	-57.8	-61.5	6.4%	30.4%
Gross financial margin	**146.9**	**167.3**	**172.1**	**2.9%**	**17.2%**
Provisions	-28.9	-29.1	-33.7	15.8%	16.5%
Net financial margin	**118.0**	**138.2**	**138.4**	**0.2%**	**17.3%**
Fee income from financial services, net	51.3	59.6	62.4	4.8%	21.6%
Administrative expenses	-98.8	-114.0	-114.9	0.8%	16.3%
Net operating margin	**70.5**	**83.7**	**85.9**	**2.7%**	**21.9%**
Depreciation and amortization	-12.0	-13.0	-12.7	-2.4%	6.2%
Other income (expenses)	-1.2	-14.9	-6.3	-57.9%	410.7%
Income before tax and profit sharings	**57.3**	**55.8**	**67.0**	**20.0%**	**16.8%**
Income tax and profit sharing	-19.6	-17.9	-21.5	20.7%	10.2%
Net Income	**37.8**	**37.9**	**45.4**	**19.7%**	**20.2%**
ROE	**27.4%**	**23.3%**	**27.7%**		

The main driver for the YoY increase in net income was a 20.4% rise in financial income, attributable mainly to the 20.6% growth in the average balance of interest earning assets. As a result of financial income growth, net financial margin increased 17.3% compared to 2Q06. Net interest margin rose from 8.1% in 2Q06 to 8.3% in 2Q07.

Financial income increased 3.8% QoQ due to a 6.9% rise in the average volume of interest earning assets. This higher volume was partially offset by a 30 bps reduction in the average yield, mainly attributable to a decline in the yield from Interbank's investment portfolio. The rise in financial income was offset by a 6.4% increase in financial expenses, and a 15.8% growth in provisions. As a result, net financial margin increased 0.2% QoQ.

Fee income from financial services grew 21.6% YoY and 4.8% QoQ, due mainly to higher transaction levels in a larger number of credit card and deposit accounts. Due to the expansion of Interbank's branch and ATM network, administrative expenses

rose 16.3% YoY. However, as a result of higher income, the efficiency ratio declined from 55.9% in 2Q06 to 54.4% in 2Q07.

The above-mentioned YoY increases in net financial margin and fee income resulted in a 21.9% YoY expansion in operating margin, and a 16.8% rise in income before taxes YoY.

Net income increased 19.7% QoQ, due mainly to a 2.7% increase in net operating margin and a 57.9% decline in other expenses.

INTEREST EARNING ASSETS

Interbank's interest earnings assets reached S/.7,740.6 million as of June 30, 2007, an increase of 10.1% over March 31, 2007 and 23.7% over June 30, 2006. The quarterly increase was primarily attributable to an 11.5% increase in the bank's loan portfolio. The yearly increase was due to strong growth in loans (21.2% YoY) and investments (61.3% YoY).

The bank's investment portfolio is mainly comprised of Certificates of Deposit in the Peruvian Central Bank and Peruvian Sovereign and Global bonds.

Interest Earning Assets

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Cash and due from banks	1,410.3	1,360.8	1,503.4	10.5%	6.6%
Investment, net	905.4	1,381.1	1,460.0	5.7%	61.3%
Loan portfolio, net	3,941.5	4,286.4	4,777.3	11.5%	21.2%
Total interest earnings assets	**6,257.2**	**7,028.4**	**7,740.6**	**10.1%**	**23.7%**

Total net direct loans were S/.4,777.3 million as of June 30, 2007, an increase of 11.5% QoQ and 21.2% YoY. These growth rates were the result of the 12.3% QoQ and 26.0% YoY increases in Interbank's current loan portfolio.

Loan Portfolio

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Current loans:					
Retail	1,924.7	2,258.6	2,410.2	6.7%	25.2%
Commercial	1,882.9	2,012.3	2,387.7	18.7%	26.8%
Total current loans	3,807.6	4,270.9	4,797.8	12.3%	26.0%
Restructured and refinanced loans	296.6	219.5	229.5	4.6%	-22.6%
Past due loans	107.1	86.3	94.6	9.6%	-11.7%
Gross loans	**4,211.4**	**4,576.7**	**5,122.0**	**11.9%**	**21.6%**
Add (less)					
Accrued and deferred interest	-57.0	-81.8	-122.9	50.3%	115.7%
Allowance for loan losses	-212.9	-208.5	-221.7	6.4%	4.1%
Total direct loans, net	**3,941.5**	**4,286.4**	**4,777.3**	**11.5%**	**21.2%**

The strong quarterly growth in current loans was mainly due to an 18.7% increase in commercial loans, attributable to increased investment activity in Peru, and strong efforts in our commercial banking division. Total current loans grew 26.0% YoY, driven by similarly strong performances in the retail and commercial segments. During the same period, restructured and refinanced loans declined 22.6% and past due loans declined 11.7%, leading to significant improvements in Interbank's asset quality and coverage ratios.

Total retail loans were S/.2,410.2 million as of June 30, 2007, and accounted for 50.2% of Interbank's current loan portfolio. Growth in retail loans was 6.7% QoQ and 25.2% YoY. Growth in other consumer loans, driven by payroll deduction loans, was the main driver for the quarterly and yearly increases in retail loans. Credit card and mortgage loans also contributed to the strong YoY performance of retail loans.

Breakdown of Current Retail Loans

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Consumer loans:					
Credit cards	625.7	717.5	750.0	4.5%	19.9%
Other consumer	792.1	983.7	1,082.7	10.1%	36.7%
Total consumer loans	**1,417.8**	**1,701.3**	**1,832.8**	**7.7%**	**29.3%**
Mortgages	507.0	557.4	577.4	3.6%	13.9%
Total retail loans	**1,924.7**	**2,258.6**	**2,410.2**	**6.7%**	**25.2%**

FUNDING STRUCTURE

Following a 5-year trend, over the past 12 months, deposits continued to outpace other types of financing. As a result of a 31.0% YoY growth rate, deposits accounted for 85.4% of Interbank's funding as of June 30, 2007, a significant increase over the 79.6% reported in the previous year.

Funding Structure

	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
S/. million:					
Deposits and obligations	4,843.6	5,987.0	6,343.1	5.9%	31.0%
Due to banks	873.7	506.1	826.2	63.2%	-5.4%
Bonds and obligations	365.6	258.8	255.6	-1.2%	-30.1%
Total funding	**6,082.9**	**6,751.8**	**7,424.9**	**10.0%**	**22.1%**
Assets under management (mutual funds)	**1,020.1**	**1,537.4**	**1,938.8**	**26.1%**	**90.1%**
% of funding:					
Deposits and obligations	79.6%	88.7%	85.4%		
Due to banks	14.4%	7.5%	11.1%		
Bonds and obligations	6.0%	3.8%	3.4%		

However, growth in deposits has deviated from the trend during the last quarter. While total funding increased 10.0% QoQ, deposits increased 5.9%. As a result, the share of deposits in Interbank's total funding declined from 88.7% as of March 31, 2007 to 85.4% as of June 30, 2007. This deviation from the trend was best explained by two factors: First, while growth in deposits remains strong, it has slowed from previous quarters due to a shift in retail customers' savings preferences towards mutual funds, as evidenced by the growth in Interbank's assets under management. Second, accelerating growth rates in Interbank's interest earning assets have allowed the bank to use additional sources of funding.

As shown in the table below, growth in deposits was driven by increases in the retail and commercial segments. Also, the breakdown of deposits by type has remained relatively stable over the past 12 months.

Breakdown of Deposits

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
By Customer Segment:					
Retail	2,329.4	2,775.8	2,983.2	7.5%	28.1%
Commercial	2,514.2	3,211.2	3,359.9	4.6%	33.6%
Total	**4,843.6**	**5,987.0**	**6,343.1**	**5.9%**	**31.0%**
By Type:					
Demand	779.4	1,012.6	995.0	-1.7%	27.6%
Savings	1,678.2	1,817.8	1,868.0	2.8%	11.3%
Time	2,199.0	2,794.4	2,764.2	-1.1%	25.7%
Other	187.0	362.2	716.0	97.7%	282.9%
Total	**4,843.6**	**5,987.0**	**6,343.1**	**5.9%**	**31.0%**

FINANCIAL MARGIN

Gross financial margin increased 17.2% YoY and 2.9% QoQ, driven by growth in financial income, which rose primarily as a result of higher volumes of interest earning assets.

Financial Income

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Interest and commissions on loans	146.4	163.7	174.5	6.6%	19.2%
Investment income	15.2	30.9	29.4	-4.7%	93.7%
Other financial income	8.9	12.4	11.4	-8.2%	27.9%
Financial income before exch. difference	**170.5**	**207.0**	**215.3**	**4.0%**	**26.3%**
Exchange difference	23.6	18.1	18.3	1.3%	-22.2%
Total Financial Income	**194.0**	**225.0**	**233.6**	**3.8%**	**20.4%**
Average interest earning assets	6,121.7	6,909.2	7,384.5	6.9%	20.6%
Average yield on assets*	**11.1%**	**12.0%**	**11.7%**		

*Annualized. Excludes exchange difference

Financial income increased 20.4% YoY and 3.8% QoQ. Excluding exchange rate differences, growth totaled 26.3% YoY and 4.0% QoQ.

The main drivers for the YoY growth were an increase of 19.2% in interest and commissions on loans, and a 93.7% increase in investment income. 84% of the increase in interest and commissions on loans was explained by a 16.2% rise in the average volume of loans. The remaining 16% was due to a 40 bps rise on the annualized average yield on loans, from 15.0% in 2Q06 to 15.4% in 2Q07. Investment income rose due to a 110.4% increase in the average volume of investments, which was partially offset by a 70 bps decline in the annualized average yield, from 9.0% in 2Q06 to 8.3% in 2Q07. Despite this decline in the yield on investments, an increased volume of higher yielding loans led the annualized average yield on Interbank's interest earning assets to rise from 11.1% in 2Q06 to 11.7% in 2Q07.

Financial income before exchange difference grew 4.0% QoQ, due to a 6.6% increase in interest and commissions on loans. This increase was the result of 7.5% growth in average loan volumes. The effect of volume growth was partially offset by a 10 bps decline in the annualized yield on average loans, from 15.5% in 1Q07 to 15.4% in 2Q07. Investment income declined 4.7% QoQ, due to a 100 bps decline in the annualized average yield on investments, from 9.3% in 1Q07 to 8.3% in 2Q07. As a result of this decline, the annualized average yield on interest earning assets decreased from 12.0% in 1Q07 to 11.7% in 2Q07.

Financial Expenses

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Interest and commissions on deposits	32.5	44.5	44.8	0.7%	37.8%
Interest and fees on due to banks	6.4	5.7	8.6	49.6%	34.7%
Interest on securities, bonds and obligations	5.1	4.2	4.3	1.3%	-16.8%
Other financial expenses	3.1	3.3	3.8	15.3%	23.0%
Total Financial Expenses	**47.1**	**57.8**	**61.5**	**6.4%**	**30.4%**
Average interest bearing liabilities	5,947.3	6,628.6	7,088.4	6.9%	19.2%
Average cost of funding	**3.2%**	**3.5%**	**3.5%**		

Financial expenses increased 30.4% YoY and 6.4% QoQ. YoY growth was the result of a 37.8% increase in interest on deposits and a 34.7% rise in interest due to banks. 70% of the rise in interest on deposits was attributable to the 26.5% growth in volume. The remaining 30% was due to a 20 bps increase in the annualized average cost of deposits, from 2.7% in 2Q06 to 2.9% in 2Q07. Interest due to banks rose by 34.7% YoY despite a 5.2% decline on average volume, due to a 150 bps rise in the annualized average cost of financing, from 3.6% in 2Q06, to 5.1% in 2Q07. As a result of higher costs on deposits and interest on due to banks, Interbank's annualized average cost of funding rose 30bps, from 3.2% in 2Q06 to 3.5% in 2Q07.

Financial expenses increased 6.4% QoQ, primarily due to a 49.6% rise in interest on due to banks. Due to bank volume grew 34.8% QoQ, and accounted for 70% of the increase in interest ondue to banks. A 50 bps increase in the annualized average cost accounted for the remaining 30%. Interest on deposits increased by only 0.7%,

despite a 4.9% rise in average volume. A 10 bps decline in the annualized average cost of deposits allowed interest from increasing in-line with volume cost. Lower deposit costs and higher costs on due to banks offset each other and enabled the annualized average cost of funding to remain stable at 3.5%

Net Interest Income


7.9%
8.1%
8.4%
8.2%
8.6%
8.3%
6.1%
6.0%
6.9%
7.0%
6.9%
7.0%
1Q2006
2Q2006
3Q2006
4Q2006
1Q2007
2Q2007
Interbank
Banking Industry

As a result of the YoY increase in the average yield on Interbank's interest earning assets, net interest margin increased from 8.1% in 2Q06 to 8.3% in 2Q07. On the other hand, the QoQ decline on average yields on investments led net interest margin to decrease 30 bps QoQ.

Interbank's net interest margin remains significantly above the Peruvian banking industry's average, due to a higher concentration on high yielding consumer loans.

PROVISIONS

Total provision expenses increased 15.8% QoQ and 16.5% YoY, primarily as a result of a higher volume of loans. The QoQ increase was also due to a rise in the provision for impairment of investments, in addition to stagnant credit recoveries. The annualized ratio of provision expense to average loans was 2.7% in 2Q07, an increase from 2.6% in 1Q07, but a decline from 2.8% in 2Q06.

Composition of Provision Expense

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Provisions recognized as expense:					
For possible loan losses	-31.3	-33.0	-36.7	11.3%	17.2%
For impairment of investments	0.0	0.0	-0.9	-	-2346.3%
Total provisions recognized as expense	-31.3	-33.0	-37.6	14.1%	20.3%
Recoveries	2.4	3.9	3.9	1.4%	66.3%
Total provision expense	**-28.9**	**-29.1**	**-33.7**	**15.8%**	**16.5%**
Provision expense / Average loans	**2.8%**	**2.6%**	**2.7%**		

The ratio of past due loans to total loans continued to steadily decline, from 2.5% in 2Q06 to 1.9% in 1Q06 and 1.8% 2Q07. Reserve coverage remains high, with loan loss allowances accounting for 234.4% of past due loans.

Provision for Loan Losses

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Balance at the beginning of the quarter	237.6	219.4	227.1	3.5%	-4.4%
Provision recognized as expense	31.3	33.0	36.7	11.3%	17.2%
Write-offs, extinguishment and sales	-32.0	-21.0	-18.8	-10.6%	-41.4%
Recoveries	-2.4	-3.9	-3.9	1.4%	66.3%
Exchange difference, net	-4.0	-0.5	1.2	-357.2%	-129.6%
Balance at the end of the quarter	**230.6**	**227.1**	**242.3**	**6.7%**	**5.1%**
Direct loans	212.9	208.5	221.7	6.4%	4.1%
Indirect loans	17.6	18.6	20.6	10.5%	16.5%
Past due loans / Total loans	**2.5%**	**1.9%**	**1.8%**		
Reserve coverage	**198.7%**	**241.5%**	**234.4%**		

FEE INCOME FROM FINANCIAL SERVICES

Gross fee income from financial services increased 19.8% YoY and 5.1% QoQ. The main driver for income growth was a sharp rise in credit and debit card fees, both on a quarterly and yearly basis. Fees on credit and debit cards have grown primarily as a result of a larger number of accounts, which expanded 17% YoY.

The second most important factor explaining QoQ growth in fee income was a 23.3% increase in fees on contingent operations, which have grown in-line with the strong expansion of business activity in the commercial banking segment.

Aside from credit and debit card fees, the main factors for the YoY growth in fee income were higher insurance fees on loans, higher maintenance fees on deposits, and higher fees for the use of the bank's expanding ATM network.

Fee Income from Financial Services, Net

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Credit and debit card	18.9	21.8	24.0	9.8%	26.9%
Fee for insurance, deposits and other	16.6	20.8	19.8	-4.9%	19.1%
Fee for statements of accounts	4.3	4.9	5.0	2.0%	17.5%
Fee for use of ATMs	1.8	3.2	3.4	7.3%	89.9%
Contingent operations	3.2	3.1	3.8	23.3%	18.5%
Fund transfer services	2.7	3.3	3.5	6.7%	27.8%
Fees for collection and payment services	2.7	2.5	2.7	6.1%	-2.3%
Others	7.6	6.4	7.2	13.0%	-5.6%
Fee income from financial services	**57.8**	**65.9**	**69.3**	**5.1%**	**19.8%**
Expenses relating to financial services	-6.5	-6.4	-6.9	7.9%	5.7%
Fee income from financial services, net	**51.3**	**59.6**	**62.4**	**4.8%**	**21.6%**

ADMINISTRATIVE EXPENSES

Administrative expenses increased 16.3% YoY, due to several factors including the expansion of Interbank's distribution network, a higher level of business activity, and the costs of acquiring an increasing number of new clients. This increase in expenses was offset by the rise in income generated by the bank. As a result, the annualized efficiency ratio was 54.4% in 2Q07, down from 55.9% in 2Q06 and 56.0% in 1Q07.

Administrative Expenses

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Personnel and board of directors expenses	39.6	49.3	46.2	-6.4%	16.7%
Services received from third parties	55.9	57.5	65.2	13.3%	16.6%
Taxes and contributions	3.3	7.2	3.6	-50.2%	6.9%
Total	**98.8**	**114.0**	**114.9**	**0.8%**	**16.3%**
Efficiency ratio	**55.9%**	**56.0%**	**54.4%**		

OTHERS

Other Income (Expenses)

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Depreciation	-9.5	-10.9	-10.5	-3.7%	10.6%
Amortization	-2.4	-2.1	-2.2	4.3%	-10.7%
Provisions for contingencies and other provis	-2.2	-20.9	-10.9	-47.6%	389.9%
Income (expenses) for recoveries	6.1	9.9	8.3	-16.1%	36.2%
Extraordinary income (expenses)	-5.2	-3.4	-3.6	5.2%	-31.1%
Income (expenses) of prior years	0.1	-0.5	0.0	-90.4%	-138.0%
Total	**-13.2**	**-27.9**	**-19.0**	**-32.0%**	**44.0%**

Other expenses increased 44.0% YoY, due mainly to a S/.8.7 million increase in provisions for contingencies. On a QoQ basis, other expenses declined 32.0% due to a S/.10.0mm decrease in the same account.

CAPITALIZATION

The ratio of risk-weighted assets to regulatory capital was 8.0 as of June 30, 2007, slightly above the 7.8 ratio of June 30, 2006 and the 7.9 ratio of March 31, 2007, but significantly below the maximum 11.0 ratio set by Peruvian banking regulations.

The composition of the bank's regulatory capital has improved over the last 12 months, with Tier I capital increasing 18.0%, and Tier II capital declining 3.7%.

Capitalization

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Tier I	595.6	657.3	702.7	6.9%	18.0%
Tier II	155.3	143.5	149.6	4.2%	-3.7%
Deductions	-99.9	-84.6	-66.6	-21.3%	-33.3%
Regulatory capital	651.1	716.2	785.6	9.7%	20.7%
Risk weighted assets	5,011.7	5,605.1	6,223.5	11.0%	24.2%
Risk weighted assets to regulatory capital	7.8	7.9	8.0	1.3%	2.8%
BIS ratio	**12.8%**	**12.6%**	**12.5%**	**-1.3%**	**-2.7%**

Interseguro

SUMMARY

Interseguro's net income during 2Q007 was S/.30.8 million, an increase of 164.6% YoY and 1.3% QoQ. The annualized ROE grew from 40.8% in 2Q06 to 53.9% in 2Q07. Over the same period, ROA increased from 3.5% to 5.7%.

Profit and Loss Statement Summary

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Premiums	69.1	58.4	58.2	-0.4%	-15.7%
Premiums ceded	-1.3	-0.4	-1.3	201.9%	1.8%
Fees	-5.1	-4.8	-6.0	24.0%	16.2%
Claims	-25.6	-32.7	-28.9	-11.4%	13.0%
Change in reserves	-47.3	-34.9	-45.0	28.7%	-4.9%
Direct expenses	-0.9	-0.8	-1.1	27.2%	23.2%
Technical margin	**-11.1**	**-15.3**	**-24.0**	**57.2%**	**117.0%**
Indirect expenses	-3.4	-3.5	-3.7	6.1%	8.9%
Investment income, net	24.8	48.9	58.4	19.4%	135.2%
Exchange difference	1.3	0.3	0.2	-43.8%	-87.6%
Net income	**11.6**	**30.4**	**30.8**	**1.3%**	**164.6%**

The main driver for earnings growth was investment income, which increased 135.2% YoY and 19.4% QoQ. On a YoY basis, this growth in investment income was partially offset by lower premiums and higher claims. Quarterly growth in investment income was offset by higher technical reserves.

Interseguro remains the leading provider of annuities in Peru, with a market share of 27.7% during 2Q07. This share is similar to that reported on 2Q06 and 1Q07. The company's share of the total life insurance market was 14.5% during the same period, down from 18.7% in 2Q 6 and 14.8% in 1Q07.

PREMIUMS

Premiums remained stable QoQ and declined 15.7% YoY. As shown in the table below, the YoY decline was primarily due to a 23.8% reduction in annuity premiums. While Interseguro has maintained its market share in annuities, the market has contracted because of two factors: The first was a delay in the approval of the regulation for the Early Retirement Law. The second was competition from direct

retirement schemes at the Private Pension System, which has attained high yields over the past 18 months.

Premiums by Business Line

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY	Market Share
Individual life	4.1	5.8	4.3	-26.1%	5.0%	5.3%
Annuities	45.6	32.4	34.8	7.4%	-23.8%	25.5%
Group life	4.6	4.9	5.3	7.1%	15.1%	5.0%
Disability and survivor benefits	11.3	11.4	10.9	-4.3%	-4.1%	16.9%
Mandatory traffic accident	3.4	3.9	3.0	-23.7%	-12.9%	7.8%
TOTAL	**69.1**	**58.4**	**58.2**	**-0.4%**	**-15.7%**	**13.0%**

RESERVES, CLAIMS AND OPERATING EXPENSES

Change in reserves fell 4.9% YoY, due to lower annuity premiums sold, and increased 28.7% QoQ, due to an adjustment in reserves for disability and survivor benefits, as well as higher claims in annuities and life policies.

Claims fell 11.4% QoQ and increased 13.0% YoY. The quarterly decline was due to lower claims in disability and survivor (-25%), life (-12%) and mandatory traffic accident (-46%) policies. YoY growth was due to increases in claims in annuity (24%), life (12%) and group (361%) policies.

As a result of the above-mentioned factors, technical margin was S/.-24.0 million in 2Q07, S/. 8.7 million lower than 1Q07, and S/. 12.9 million lower than 2Q06.

Indirect expenses rose 6.1% QoQ and 8.9% YoY, due to higher personnel, administrative and marketing expenses.

INVESTMENT INCOME

Investment income increased 135.2% YoY, as a result of two factors: a 21% increase in the average investment portfolio, and a 730 bps rise in the annualized average yield, from 7.9% to 15.2%. As shown in the tables below, growth in portfolio size and yield was particularly strong in Interseguro's equity investments.

Investment income rose 19.4% QoQ, due mainly to higher yields on equities.

Intergroup
financial services

Investment Income, Net

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Income:					
Equity	0.6	25.7	31.3	21.9%	5086.0%
Fixed income	20.5	23.5	23.6	0.4%	15.1%
Real estate	3.5	3.9	3.5	-8.9%	0.5%
Funds	3.0	-1.7	3.3	-294.5%	6.6%
Total income	28.0	51.3	61.7	20.1%	120.4%
Expense	-3.2	-2.5	-3.3	33.6%	4.0%
Net income	**24.8**	**48.9**	**58.4**	**19.4%**	**135.2%**

Investment Portfolio

S/. million	2Q06	1Q07	2Q07	%chg QoQ	%chg YoY
Fixed income	1,026.6	995.9	1,061.5	6.6%	3.4%
Funds	86.3	107.3	73.8	-31.3%	-14.6%
Equity	76.7	230.1	217.4	-5.5%	183.4%
Real estate	121.6	132.5	149.0	12.4%	22.5%
Others	12.4	11.4	11.8	3.9%	-4.6%
Total	**1,323.6**	**1,477.2**	**1,513.4**	**2.4%**	**14.3%**

END